NEWS RELEASE

GlobalFoundries Announces Chief Financial Officer Transition and Names New Chief Business Officer
Tim Stone to join GF as CFO and Niels Anderskouv joins as CBO to accelerate market leadership in differentiated technologies

MALTA, N.Y.— May 9, 2023 — GlobalFoundries (NASDAQ: GFS) (GF) today announced the appointment of two new senior executives to its leadership team. Tim Stone has been appointed as the new Chief Financial Officer (CFO), taking over for David Reeder who will leave the company after transitioning to Stone over the coming months, and Niels Anderskouv will join as the new Chief Business Officer (CBO).

As CFO, Mr. Stone will build on the strong foundation laid by current CFO, David Reeder, and will focus on accelerating GF’s financial performance. Mr. Stone brings a world-class finance pedigree to GF including more than 20 years building Amazon’s global business in senior finance roles, including CFO for the AWS and Devices businesses as well as the CFO for public companies Ford Motor and Snap. He was most recently the CFO for a private AI software company.

Industry veteran, Niels Anderskouv joins as Chief Business Officer. Anderskouv will be responsible for driving GF’s business strategy, including product and technology roadmap, sales, and go-to-market execution. He has an extensive career in the semiconductor industry with more than 25 years of experience spanning engineering, executive management, and global leadership. He joins GF after serving as SVP and Executive Officer at Texas Instruments, where he was responsible for the company’s multi-billion-dollar Analog Power business and brings deep expertise in power management, analog and mixed-signal technologies.

“I want to thank Dave for his many contributions to GF. He has been an outstanding CFO and partner whose leadership was instrumental in bringing GF to the public markets and he has created the financial foundation to enable our next phase of growth,” said Dr. Thomas Caulfield, president and CEO of GF. “At the same time, I am excited to welcome two accomplished leaders to the GF leadership team. Tim Stone brings a breadth of experience and has a track record of delivering business outcomes in fast-moving technology-enabled industries including automotive, a key pillar of GF’s growth strategy. Niels Anderskouv brings deep semiconductor expertise and has an impressive track record of driving and delivering financial performance. Their combined expertise and experience will be instrumental in helping us achieve our growth objectives and drive value for our customers and shareholders.”

“I am thrilled to join GF at such an exciting time for semiconductor manufacturing, with major opportunities ahead for GF,” said Stone. “I look forward to partnering with the team to take GF to the next level as we deliver for our customers, drive further innovation, growth, productivity, operational excellence and returns on capital.”
“I am honored to join GF with its unique position in the industry,” said Anderskouv. “I am excited to help shape the company’s business strategy and work with the team to deliver innovative solutions to our customers. I look forward to contributing to the company’s continued success and growth.”
###

About GF
GlobalFoundries (GF) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development, and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. Or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless require by law.

Media Contacts:
GF
Erica McGill
erica.mcgill@gf.com
518-795-5240

2